SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 Magnetek, Inc.
                              -------------------
                                (Name of Issuer)



                                  Common Stock
                          ----------------------------
                         (Title of Class of Securities)



                                    559424106
                               -----------------
                                 (CUSIP Number)



                                October 31, 2003
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


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                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 559424106                                           Page 2 of 6 Pages
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1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gilder, Gagnon, Howe & Co. LLC
    13-3174112
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                              (b) |_|
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3)  SEC USE ONLY

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4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
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                            5)     SOLE VOTING POWER

                                   4,450
       NUMBER              -----------------------------------------------------
       OF                   6)     SHARED VOTING POWER
       SHARES
       BENEFICIALLY                None
       OWNED BY            -----------------------------------------------------
       EACH                 7)     SOLE DISPOSITIVE POWER
       REPORTING
       PERSON                      None
       WITH                -----------------------------------------------------
                            8)     SHARED DISPOSITIVE POWER

                                   1,564,556
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,564,556
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10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |-|
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11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.7%
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12) TYPE OF REPORTING PERSON

    BD
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                                  Schedule 13G
                                  ------------

Item 1(a).  Name of Issuer:

Magnetek, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

10900 Wilshire Blvd. - Suite 850
Los Angeles, CA  90024

Item 2(a).  Name of Person Filing:

Gilder, Gagnon, Howe & Co. LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY  10019

Item 2(c).  Citizenship:

New York

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

559424106

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   [x] Broker or Dealer Registered Under Section 15 of the Act
                      (15 U.S.C. 78o)

            (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c)

            (c)   |_| Insurance Company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c)

            (d)   |_| Investment Company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_| Investment Adviser in accordance with ss.
                      240.13d-1(b)(1)(ii)(E)

            (f)   |_| Employee benefit plan or endowment fund in accordance with
                      ss. 240.13d-1(b)(1)(ii)(F)

            (g)   |_| Parent Holding Company or control person in accordance
                      with ss.240.13d-1(b)(ii)(G)

            (h)   |_| Savings Association as defined in ss.3(b) of the Federal
                      Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_| Church plan that is excluded from the definition of an
                      investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a) Amount beneficially owned: 1,564,556

            (b) Percent of class: 6.7%

            (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 4,450

                  (ii)  Shared power to vote or to direct the vote: None

                  (iii) Sole power to dispose or to direct the disposition of:
                        None

                  (iv)  Shared power to dispose or to direct the disposition of:
                        1,564,556

            The shares reported include 1,535,673 shares held in customer accounts over which partners and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares, 24,433 shares held in accounts owned by the partners of the Reporting Person and their families, and 4,450 shares held in the account of the profit-sharing plan of the Reporting Person ("the Profit-Sharing Plan").

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

The owners of the accounts (including the Profit-Sharing Plan) in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                      November 10, 2003
                                    -------------------------------
                                          Date


                                      /s/ Walter Weadock
                                     ------------------------------
                                          Signature


                                      Walter Weadock, Member
                                     ------------------------------
                                          Name/Title